Fax

LIBERTY INTERNATIONAL

RECEIVED

Direct Line: 020 7960 1238
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	13 March 2007
Pages:	7		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached two announcements made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Senior Company Secretarial Assistant

07021747

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

3/14

LIBERTY
INTERNATIONAL

March 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Strategic partnership with GIC Real Estate for MetroCentre, Gateshead" and "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

13 March 2007

LIBERTY INTERNATIONAL ANNOUNCES A STRATEGIC PARTNERSHIP WITH GIC REAL ESTATE FOR METROCENTRE, GATESHEAD

Attached is a joint announcement issued today by Liberty International and GIC Real Estate.

The net rental income in 2006 attributable to CSC's entire MetroCentre interest amounted to £46.7 million and the market value of MetroCentre as at 31 December 2006 in Liberty International's accounts was £1,025 million.

GIC RE's contribution to the partnership will be paid in cash on completion.

Susan Folger
Company Secretary

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

JOINT ANNOUNCEMENT BY LIBERTY INTERNATIONAL AND GIC REAL ESTATE

13 March 2007

LIBERTY INTERNATIONAL ANNOUNCES A STRATEGIC PARTNERSHIP WITH GIC REAL ESTATE FOR METROCENTRE, GATESHEAD

Liberty International today announced that its wholly owned subsidiary Capital Shopping Centres ('CSC') has entered into an agreement with GIC Real Estate ('GIC RE') for GIC RE to acquire a 40 per cent share of CSC's interest in the MetroCentre.

GIC RE is a leading global real estate investor and ranks amongst the world's top real estate investment firms.

The MetroCentre, which originally opened in 1986, is the UK's No. 1 regional shopping centre and is Europe's largest covered retail and leisure centre.

CSC acquired MetroCentre in 1995 and has substantially extended and renovated the centre to provide an unrivalled shopping experience with over 330 shops and attractions arranged over 1.8 million sq.ft., drawing an estimated 24 million visitors every year.

CSC owns a 90 per cent economic interest in the MetroCentre under a series of 200 year leases from the Church Commissioners. GIC Real Estate will acquire 40 per cent of CSC's interest for a gross consideration of £426 million which values CSC's current interest at £1,065 million.

Under the arrangements with GIC RE, CSC will continue to manage the centre for the partnership. The partnership will assume the existing external borrowings relating to the MetroCentre, comprising £587 million of Commercial Mortgage Backed Securities ('CMBS') dated 2015.

Commenting on the transaction, Sir Robert Finch, Chairman of Liberty International PLC, said, "We are delighted to welcome GIC Real Estate as a strategic long term partner in one of our flagship assets, the MetroCentre in Gateshead. We are committed for the long term to the MetroCentre and to providing an attractive environment for our retailers and shoppers in this highly successful centre. We firmly believe that GIC Real Estate holds similar investment values to Liberty International and we look forward to working with it closely in the future. The proceeds of this transaction will enable Liberty International to continue to expand its overall business which includes a £1 billion development programme."

Dr Seek Ngee Huat, President of GIC RE said, "This agreement with Liberty International allows us to work alongside one of UK's most established property companies and invest in MetroCentre, a leading shopping centre in the Northeast of England. GIC RE invests in a wide range of property sectors around the world, and this investment is an excellent addition to our global portfolio of retail properties such as our interests in Bluewater Shopping Centre in Kent, UK, Roma Est in Rome, Italy, Sunway Pyramid Mall in Malaysia, and Queen Victoria Building in Australia."

Completion of the transaction is subject to landlord's consent and certain other conditions which are expected to be satisfied shortly.

Liberty International has been advised by Morgan Stanley. GIC RE has been advised by Cushman and Wakefield.

Enquiries:

Liberty International PLC:		
David Fischel	Chief Executive	+44 (0)20 7960 1207
Kay Chaldecott	Director of Liberty International and Managing Director of CSC	+44 (0)20 7887 7057
Public relations:		
UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
South Africa:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030
GIC Real Estate Pte Ltd:		
Mah Lay Choon	Vice President Corporate Communications Administration & Corporate Affairs	+65 6889 6841 mahlaychoon@gic.com.sg

Notes for Editors

Liberty International PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and Capital & Counties, a retail and commercial property

investment and development company concentrating on Central London, non-shopping centre retail in the UK and California, USA.

At 31 December 2006 Liberty International held £8.2 billion of investment properties of which UK regional shopping centres comprised 80 per cent and retail property in aggregate 92 per cent. Shareholders' funds (diluted) amounted to £5.0 billion.

CSC has interests in 14 UK regional shopping centres amounting to around 12.5 million sq.ft. of completed space in aggregate including 8 of the UK's top 21 regional shopping centres. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester, Arndale. CSC has three major development projects underway or with planning permission in Cardiff, Oxford and Newcastle.

Capital & Counties held assets of £1.65 billion at 31 December 2006 amounting to 6.7 million sq.ft. in aggregate. This included around £500 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £350 million in Central London. In addition to some £450 million invested in other retail and commercial properties in the UK, Capital & Counties has interests in the USA amounting to around £350 million (2.4 million sq.ft.), predominantly comprising retail assets in California, notably the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

MetroCentre, Gateshead

- The UK No. 1 shopping centre*
- Europe's largest covered retail and leisure centre
- 1.8 million sq ft (168,900 sq m) retail and leisure space
- Three department stores - Debenhams, House of Fraser and Marks & Spencer
- 339 stores for national and local retailers
- Significant leisure offer includes an assortment of cafes and restaurants, a bowling alley and multi-screen cinema
- Modern transport interchange, with frequent train services and bus routes serving a wide area. 9,000 car spaces
- New Red Mall (371,000 sq.ft.) opened in 2004. Following this, an on-going programme of refurbishment has been undertaken throughout the centre
- 24 million shoppers a year
- 2.6 million live within 70 minutes drive time of the centre**
- Average dwell time: 2 hours 30 minutes**
- Shopper profile: ABC1 57% C2DE 43%**

*Going Shopping 2006 – Trevor Wood Associates

** Experian research 2006

About GIC Real Estate Pte Ltd (GIC Real Estate)

GIC Real Estate Pte Ltd (GIC Real Estate) is the real estate investment arm of the Government of Singapore Investment Corporation. Its mandate is to invest globally in real estate and real estate-related assets outside Singapore. GIC Real Estate manages a multi-billion dollar portfolio of direct and indirect property investments with over 150 investments in more than 30 countries. It is one of the largest institutional investors in Asia and currently ranks amongst the world's top 10 global real estate investment firms.

File No. 82-34722

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

AWARDS UNDER THE ANNUAL BONUS SCHEME AND THE SHARE INCENTIVE PLAN ("SIP")

Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of Liberty International ordinary shares are made to certain employees including Executive Directors and PDMRs. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director or PDMR has remained in service. The Company also operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs, who may receive up to £3,000 worth of Liberty International ordinary shares as part of their bonus arrangements. The share awards under Liberty International's annual bonus scheme arrangements and the SIP made on 6 March 2007 to Executive Directors and PDMRs in respect of the year ended 31 December 2006 were as follows:

	Restricted	Additional	SIP
Directors:			
David Fischel	19,656	9,952	248
Aidan Smith	5,975	3,112	248
Kay Chaldecott	5,975	3,112	248
Richard Cable	5,477	2,863	248
Ian Hawksworth	-	-	248
PDMRs:			
Bill Black	1,576	913	248
Martin Ellis	2,573	1,411	248
Caroline Kirby	2,573	1,411	248
Gary Marcuccilli	2,573	1,411	248
Susan Folger	1,494	871	248

Susan Folger
Company Secretary
13 March 2007

020 7887 7073

END